Filed by Ingersoll-Rand Company Limited.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or IR’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The following are materials used in a presentation for investors on December 17, 2007.

***

Ingersoll Rand Acquisition of Trane

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“IR”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties.  Actual results may differ materially from the results anticipated in these forward-looking statements.  The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain stockholder approval; the risks that IR’s and Trane’s businesses will not be integrated successfully; the risk that IR and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in IR’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the IR’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments.
Additional factors that could cause IR’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual
Report on Form 10-K of IR and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither IR nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.
This communication is being made in respect of the proposed merger transaction involving IR, Trane and Indian Merger Sub, Inc.  In connection with the proposed transaction, IR will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE
URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS
CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about IR and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road,
Montvale, NJ 07645 Attention: Investor Relations,  (201) 573-0123, or for Trane Inc., to Trane Inc., One Centennial Avenue, Piscataway, NJ  08855 Attention:  Investor
Relations,  (732) 980-6125.
IR, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IR’s directors and executive officers is available in IR’s proxy statement for its 2007 annual meeting of stockholders and
IR’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the
SEC when they become available.
Safe Harbor

Creating a Premier Company
A leading global
diversified
industrial
company with…
Major Milestone in Our Transformation
+
=
•
Enhanced organic growth prospects
•
More consistent earnings profile throughout
business cycle
•
Greater critical mass in international markets

Strategic Rationale
• Completes Ingersoll Rand transition to diversified industrial company
- Creates expanded global leadership position in climate control
- Reduced cyclicality, opportunities to grow faster than underlying markets
- Ability to expand margins through topline growth, productivity
• Acquisition provides
- Broader customer base, strong market positions
- Larger recurring revenue base
- New technologies and capabilities
- Expanded geographic footprint of sales, service and distribution capabilities
• Offers significant cost savings opportunities: ($300M+ by 2010 )
• Creates company with over $1 billion annual available cash flow, strong financial profile
The New IR:  Three strong businesses that can grow
faster than markets and expand margins

Ingersoll Rand

TRANE

THERMO KING

HUSSMANN

SCHLAGE

Ingersoll Rand

Club Car

Ingersoll Rand Portfolio Strength
Trane Joins a Family of Leading Market Positions … Iconic Brands
#1 US
#2 Worldwide
Commercial HVAC
Equipment
#1 North America
lock and door
hardware
#1 Worldwide
golf cars
#1 North America
display cases
#1 North America
service provider
#1 Worldwide
transport
refrigeration
#1 North America
air compressors,
air tools

The New Ingersoll Rand
•
Expected $17 billion global company -- pro forma 2008 annual revenues
- $11B Climate Control Business
- $6B Industrial Technologies Business +Security Technologies Business
•
Expanded product & service offerings broaden ability to provide comprehensive solutions across climate control markets
•
Increased scale & global critical mass
- Significant cost and revenue synergies achievable
- Productivity opportunities
- Cross-business opportunities – shared practices, capabilities
•
Enhanced innovation and new product development
•
Diversified platforms deliver consistent long-term growth and reduced volatility in earnings
A Diversified, Global Multi-Industry Company

Transaction Overview
•
Late Q1 / Early Q2 2008
Anticipated
Closing
•
Fully-underwritten debt commitments
Financing
•
Transaction valued at $10.1 Billion, including net debt
assumed & transaction fees
– Cash (74% of consideration): $7.5 billion
– Ingersoll-Rand stock (26% of consideration): $2.6 billion
•
Estimated number of common shares issued of 54 million
Details of
Consideration
•
Ingersoll-Rand to acquire all outstanding common stock of
Trane
•
Each Trane share worth $36.50 in cash plus 0.23 Ingersoll-
Rand shares
Offer
•
Creates $17 Billion diversified industrial company
Transaction

Ingersoll Rand
($ Million)
Ingersoll Rand Revenue, as reported, 1999-2007F
Road Development
Bobcat, Utility, Attachments
Pumps (IDP)
Bearings
Drill & Dresser Rand
Hussmann
12,000
8,000
4,000
1999
2000
2001
2002
2003
2004
2005
2006
2007FC

8 Ingersoll Rand Executing Disciplined Portfolio Transformation, 1999-2007 60+ Bolt-on Acquisitions From Lower Growth Cyclical … to Higher Growth & Consistency

Trane Overview
$7.4F Billion 2007 Sales
Sales by Geography
International
24%
North America
76%
Commercial
Equipment & Systems
48%
Commercial
Controls,
Parts &
Services
29%
Residential
23%
•
Founded 1864, headquartered in NJ
•
Concluded separation plan:
– WABCO spin-off, Jul ‘07
– Sale of Bath & Kitchen, Oct ‘07
•
Leading global supplier for commercial &
residential climate control
•
Products include large commercial chillers,
building systems and controls, residential A/C
units
•
Broad Customer Base – Limited exposure to
U.S. new residential construction (5% to 7%
of sales)
•
Premier brands:  #1 or #2 Market positions
•
Industry leading distribution
Leading Global Equipment, Systems and Service Business

Trane’s Leading Products and Distribution
Residential
Commercial
Leading Global Sales and Distribution Network
Over 100 countries
500+ company owned
sales, service and
distribution locations
Strong independent
commercial and residential
distribution
23,000+ associates /
dealers
3,300+ sales engineers
4,300+ service technicians
• Equipment
• Controls
• Systems
• Service
• Parts
• Contracting
• Equipment
• Controls
• Systems
• Indoor Air
Quality
Premier distribution network … Compounds Ingersoll Rand Global Footprint

Ingersoll Rand

Revenue

CAGR = 7.5%
$3,567
$3,940
$4,337
$4,726
$4,692
$4,744
$4,975
$5,346
$6,016
$6,758
$7,373
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E

Segment Income
(excl. Corporate Expenses)

CAGR = 8.3%
$386
$386
$453
$531
$528
$537
$530
$563
$686
$798
$860
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E

11 Trane Summary Financial Performance Strong Organic Growth + Stable Operating Margins Through Cycle

World-Leading Climate Control Business
•
Broadening climate control solutions for the world we live in today
– Enhancing life, air quality & food safety… significantly beyond comfort & preservation
– Multiple “Cold Chain” opportunities, especially in emerging markets
•
Leveraging Climate Control platform
– Service capability
– Engineering and technology
– Manufacturing and sourcing
#1 US
#2 Worldwide
Commercial HVAC
Equipment
#1 North America
display cases
#1 North America
service provider
#1 Worldwide
transport
refrigeration
+
+
Technology & services platform for delivering climate control solutions across spectrum of high-value indoor, stationary & transport applications worldwide
$ 11 Billion Market Leader in Climate Control

Projected 2008 Pro Forma Revenue Profile
Revenue by Geography
Revenue by Segment
Climate Control
67%
Industrial
Technologies
18%
Security
Technologies
15%
International
32%
North
America
68%
Recurring
23%
Non-recurring
77%
2008 Revenue:  $17 B
- Strong Global Presence
- Leading Product Positions
- More Recurring Revenues
Trane
46%
Revenue by Type

Portfolio Changes Improve Cyclical Resistance

(53%)
(30%)
(15% to 20%)
Flat to (10%)
+ 5% to -5%
Ingersoll Rand
Portfolio, 2000
IR Portfolio
After Business
Divestitures
- Pumps
- Bearings
- Drill, Dresser
- Road Develop.
- Bobcat, etc.
IR Portfolio
After Expanding
Recurring
Revenues
+
Expanding
& Non-U.S.
Revenues
(% of sales)
IR Portfolio
After Trane
Acquisition
IR including
Impact of Growth
Investments,
Raising Avg.
Organic
Growth Rate
Target
15%+ CAGR
EPS Growth
Portfolio Transformation Achieves Diversification & Balance … Greater Consistency

Cost & Revenue Synergies
$300 Million Near-Term…Planning to Execute More
Operating
Income
($Million)
2008 Target 2010
$125M
$300M
Revenue
Synergies
Cost
Synergy
Cost
Synergy
Supplier rationalization
and procurement leverage
Manufacturing initiatives
General administrative
costs
Market and service
expansion
Cross-selling
Global Growth

Integration & Synergy Realization
•
Maintain Trane as separate segment
– Retain key management
– Focus on customers and invest for global growth
•
Establish full-time integration team, Project Management Office
•
Functional teams drive synergy opportunities
•
Short-term synergies in overhead reduction and supplier rationalization
•
Establish multi-year goals for productivity, lean business functions, supply chain and manufacturing evolution
•
National accounts, verticals, critical mass in emerging markets
Keep Business Running Smoothly
Execute Identified Synergies, Accelerate Productivity
Build Value Through Business Operating System
Strategic Intent…Near-term Execution + Long-term Synergies

17 Projected 2008 Pro Forma Financials Acquisition accretive to earnings in initial year $1 Billion $4.00 / share $2 Billion 12% $17 Billion Available Cash Flow EPS EBIT % Margin Revenue

Financing Strategy
•
New Debt
– 50/50 mix between short-term & long-term debt
– Long-term debt anticipated to be bonds of varying maturity
– Weighted average interest rate 5-6%
•
Strong cash flow used to pay down short-term debt
– Favorable ratings
– Achieve financial ratios consistent with strong investment grade
$3.8 Incremental Debt
$10.1
Transaction Value
$0.2 Acquired Net Debt
$2.6 IR Equity issued
$3.5 Available Cash
($ Billions)

Financial Targets
Organic Revenue 4%-6% 5-7%
Operating margins 15% 15%+
EPS (CAGR) 12-15% 15%+
ROIC 15% 15%+
Available Cash Flow
($Mil) $600+ $1,000+
2001 IR
Guidance
(2001-06)
Progress Against
2001 Guidance
8% avg.
5.1%     12.6%
53%
8.6%      14.2%
$715M avg.
2008+ IR
Guidance
Strong Sales, Profit Growth and Cash Generation

Ingersoll Rand

Ingersoll Rand

Inspiring Progress™

Stronger, More Diversified Ingersoll Rand
•
Portfolio Of Premium Brands
•
Market Leadership Positions In Climate Control, Industrial And Security
•
Significant Revenue And Cost Synergy Opportunities
•
Stronger Revenue And Earnings Growth, Cash Generation
– Higher Organic Revenue Growth
– Recurring Revenue Expansion
– Greater Earnings Consistency
– Broader Geographic Footprint
Premier Company…Delivering Consistent Results